

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2012

<u>Via E-mail</u>
Mr. R. Bart McCain
Executive Vice President, Chief Financial Officer
Penson Worldwide, Inc.
1700 Pacific Avenue, Suite 1400
Dallas, TX 75201

> **Re:** **Penson Worldwide, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 4, 2011**
> **Form 10-Q for the Period Ended September 30, 2011**
> **Filed November 9, 2011**
> **File No. 1-32878**

Dear Mr. McCain:

We issued comments to you on the above captioned filings on August 6, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 24, 2012.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief